9 October 2012

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 475,000 Reed Elsevier PLC ordinary shares at a price of 603.2094p per share.
The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 45,496,639 ordinary shares in treasury, and has 1,210,321,538 ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 275,000 Reed Elsevier NV ordinary shares at a price of €10.4579 per share.
The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 29,276,587 ordinary shares in treasury, and has 695,813,414 ordinary shares in issue (excluding treasury shares).